Exhibit 99.2

GIANT

2010 Fourth Quarter and Fiscal Year Results Presentation

February 22, 2011



Safe Harbor Statement and Currency Convenience Translation

GIANT

Safe Harbor Statement

Statements in this release contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include our business outlook for the first quarter of 2011, the ability of *ZT Online* series to attract players and extend its life cycle with the enhancements introduced in the fourth quarter 2010, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, our ability to continue to grow our business and build long-term shareholder value, and the statements related to the amount and timing of expected payment of cash dividends on our ordinary shares. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by *ZT Online* gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users' preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2009, as filed with the Securities and Exchange Commission on June 7, 2010, and are available on the Securities and Exchange Commission's website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 8 of our annual report for fiscal year 2009. Our actual results of operations for the fourth quarter 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.6000, which was the noon buying rate as of December 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

GIANT

Giant Interactive Group

A Leading Online Game Developer & Operator

Giant: NYSE Listed

GIANT

NYSE IPO:	**November 1, 2007**
Ticker:	**GA**
Market Cap:	**US$1.8 Billion** *February 18, 2011*
Fully Diluted Shares:	**Approximately 234 Million**

About Giant:	
Headquarters:	**Shanghai, China**
Employees:	**Approximately 2,900 including 1,150 liaison personnel**
Investor Information:	**www.ga-me.com**

GA LISTED NYSE

Key Operational and Financial Highlights

Key Quarterly Operating Metrics

GIANT

Active Paying Accounts (APA)


Accounts in Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,236
1,204
1,108
1,138
1,373
1,435
1,497
1,693
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10

Average Concurrent Users (ACU)


Users in Thousands
700
600
500
400
300
200
100
0
531
453
426
485
588
670
538
584
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10

Average Revenue per User (ARPU)


RMB
400
350
300
250
200
150
100
50
0
300
300
259
241
220
223
225
215
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10

Peak Concurrent Users (PCU)


Users in Thousands
2,500
2,000
1,500
1,000
500
0
1,572
1,440
1,281
1,391
1,611
1,657
1,466
1,713
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10

Solid Profitability and High Margins



Net Revenue
US Dollars in millions
60
50
40
30
20
10
0
54.7
53.3
42.5
40.4
44.6
47.4
50.6
55.8
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10



Gross Profit Margin
95%
90%
85%
80%
75%
70%
65%
60%
84.0%
85.0%
84.3%
83.9%
85.2%
85.4%
85.2%
84.5%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10



Net Income
US Dollars in millions
40
35
30
25
20
15
10
5
0
33.9
34.0
29.0
29.0
27.1
27.4
31.2
35.0
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10



Net Income Margin
80%
75%
70%
65%
60%
55%
50%
62.1%
63.7%
68.1%
71.7%
60.9%
57.8%
61.6%
62.8%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10

Q4 2010 Key Financial Highlights

GIANT

(In millions, except EPS data)	Q4 2010 US$	Q4 2010 RMB	Q3 2010 RMB	Q-o-Q %	Q4 2009 RMB	Y-o-Y %	Margins
Total Net Revenue	55.8	368.1	338.7	8.7%	276.0	33.4%	
Cost of Services	8.6	56.9	50.2	13.4%	44.4	28.0%	
Gross Profit	47.1	311.2	288.5	7.9%	231.6	34.4%	84.5%
Operating Expenses	25.5	168.3	94.3	78.5%	55.8	201.7%	
Income from Operations	21.7	142.9	194.2	-26.4%	175.8	-18.7%	38.8%
Net Income Attributable to the Company's Shareholders	35.0	231.3	208.7	10.8%	197.8	16.9%	62.8%
Basic EPS (RMB)		1.02	0.92	10.9%	0.87	17.2%	
Diluted EPS (RMB)		0.99	0.89	11.2%	0.85	16.5%	

			Q3 2010 US$	Q-o-Q %	Q4 2009 US$	Y-o-Y %	
Basic EPS (US$)	0.15		0.14	7.1%	0.13	15.4%	
Diluted EPS (US$)	0.15		0.13	15.4%	0.12	25.0%	

FY2010 Key Financial Highlights

(In millions, except EPS data)	FY2010 US$	FY2010 RMB	FY2009 RMB	Y-o-Y %	Margins
Total Net Revenue	201.9	1,332.8	1,303.8	2.2%	
Cost of Services	30.2	199.1	204.1	-2.4%	
Gross Profit	171.8	1,133.7	1,099.8	3.1%	85.1%
Operating Expenses	66.3	437.7	265.9	64.6%	
Income from Operations	105.5	696.0	833.8	-16.5%	52.2%
Net Income Attributable to the Company's Shareholders	122.9	811.2	859.3	-5.6%	60.9%
Basic EPS (RMB)		3.57	3.80	-6.1%	
Diluted EPS (RMB)		3.47	3.67	-5.4%	

	FY2010 US$	FY2010 RMB	FY2009 US$	Y-o-Y %	
Basic EPS (US$)	0.54		0.56	-3.6%	
Diluted EPS (US$)	0.53		0.54	-1.9%	

Strong Balance Sheet

GIANT

(In millions)	Dec 31, 2010 US$	Dec 31, 2010 RMB	Sep 30, 2010 RMB	Dec 31, 2009 RMB
Cash, Cash Equivalents, Short-Term Investments & Held-To-Maturity Investments	913.7	6,030.3	5,753.3	5,399.2
Current Assets	955.2	6,304.0	5,972.3	5,103.0
Total Assets	1,077.0	7,108.1	6,803.3	6,452.7
Current Liabilities	106.1	700.3	614.7	547.4
Total Liabilities	106.1	700.5	614.9	547.9
Shareholders' Equity	968.6	6,392.9	6,174.5	5,897.2
Non-controlling Interest	2.2	14.8	13.9	7.6
Total Liability and Equity	1077.0	7,108.1	6,803.3	6,452.7

Operational Updates

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs and continuous updates introduced since launch • Now also available in Vietnam and Russia • Introduced new features to celebrate holidays and 6th anniversary of the Company in 4Q10
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty • New game functions and features such as in-game photo-shows and appearance enhancing rings in 4Q10
ZT Online Green	• Open beta testing launched at end of 1Q10 • Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • Year-end version introduced with new systems and features to celebrate the 6th anniversary in 4Q10
ZT Online 2	• Sequel to ZT Online, brand new Free-To-Play 2D MMORPG • Revised economic system targeting gamers of different spending habits to attract more players • Innovative artwork methods adopted to improve graphical quality in gameplay • Unlimited closed beta testing in November 2010 with PCU approaching 200,000 • Official closed beta testing and large scale marketing campaigns expected in 2Q11

A Growing Product Portfolio

GIANT

Games	Game History and Initiatives
Giant Online	• Open beta testing launched at end of 1Q08 • Taiwanese version entered into official open beta testing at end of 3Q10 • The next expansion pack to be released in 1H11
The Golden Land	• Our first self-developed webgame, with a medieval strategy theme • Remained one of the most popular webgames in Taiwan and Japan in 4Q10 • Currently internal testing of a localized Portuguese version in Brazil • Agreements signed for Korea & Thailand; internal testing for both markets expected in 1Q11
King of Kings III	• GA acquired the rights for China in 2007 • The second expansion pack launched in 4Q10 • To be operated by our JV with Huayi Brothers Media Corporation commencing January 1, 2011
XT Online	• Part of our Win@Giant program from 2Q09 • Various new features launched in the beginning of 4Q10 • Open beta testing expected in 2011
Dragon Soul	• Developed by our R&D office in Chengdu, Sichuan • The first expansion pack released in December 2010 • Licensing agreement signed with Neonga AG to license to USA. Canada and non-Russian speaking European countries
Elsword	• GA acquired exclusive rights to operate in China in 2010 • 3D side-scrolling, advanced casual MMO game developed by KOG of South Korea • Limited engineering testing in November 2010 • Another round of limited engineering testing expected in 2Q11; commercial launch in China in 2011
Allods Online	• GA acquired exclusive rights to operate in China in 2010 • Award-winning Russian 3D free-to-play fantasy MMORPG game with a science fiction twist • Chinese translation completed and currently under further localization

Q4 2010 Marketing and Distribution Network

Enhanced Marketing Efficiency in Q4'10

- 290 liaison offices
- 1,150 dedicated liaison personnel
- Over 130 distributors
- Over 96,000 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

GIANT

Maximize Player Awareness and Game Recognition to Improve Penetration

Business Outlook

Growth Strategies

To Develop and Operate the Largest Online Game Network in Asia

GIANT

1. **Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles**

2. **Introduce Different Genres of Games and Expand Geographical Coverage to Grow Our Player Base**

3. **Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments**

Near-term Expectation

For the first quarter 2011, the Company expects the *ZT Online* Series of games to continue building on the positive momentum experienced in 2010, with *ZT Online 2* gaining increased traction. As a result, the Company expects continued sequential top-line growth in the first quarter 2011.

GIANT

NYSE: GA
Thank you

www.ga-me.com

